U.S. SE[redacted]OMMISSION

02021178

| ANNUAL AUDITED REPORT<br>FORM X-17A-5<br>PART III |
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Information Requ[illegible] Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934 and
Rule 17a-5 Thereunder

| SEC FILE NO. |
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| 8-44925 |

REPORT FOR THE PERIOD BEGINNING 02/24/01 (MM/DD/YY) AND ENDING 02/22/02 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Mid-Atlantic Investor Services, Inc.

| Official Use Only |
|---|
| |
| FIRM ID. NO. |



ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

1700 Pennsylvania Avenue, N.W. Suite 700
(No. and Street)

| Washington | DC | 20006 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Craig R. Hartman — 202-661-9500
(Area Code -- Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
*(Name -- if individual, state last, first, middle name)*

KPMG LLP

| 111 South Calvert Street | Baltimore | Maryland | 21202 |
|---|---|---|---|
| (ADDRESS) Number and Street | City | State | Zip Code |

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.



| FOR OFFICIAL USE ONLY |
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| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

# OATH OR AFFIRMATION

I, Craig R. Hartman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Mid-Atlantic Investor Services, Inc. as of February 22, 2002 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer [EXCEPT AS FOLLOWS:].

Craig R. Hartman

Notary Public

A. PEARSON
NOTARY PUBLIC STATE OF MARYLAND
My Commission Expires October 1, 2005

This report ** contains (check all applicable boxes):

| | | |
|---|---|---|
| X | (a) | Facing Page |
| X | (b) | Statement of Financial Condition |
| X | (c) | Statement of Loss |
| X | (d) | Statement of Cash Flows |
| X | (e) | Statement of Changes in Partners' Capital |
| | (f) | Statement of Changes in Liabilities Subordinated to Claims of Creditors |
| X | (g) | Computation of Net Capital |
| | (h) | Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3 |
| | (i) | Information Relating to the Possession or Control Requirements Under Rule 15c3-3 |
| | (j) | A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3 |
| | | Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act |
| | (k) | A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation |
| X | (l) | An Oath or Affirmation |
| | (m) | A Copy of the SIPC Supplemental Report |
| X | (n) | A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit *(none noted)* |

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

KPMG

111 South Calvert Street
Baltimore, MD 21202



## Independent Auditors' Report

The Board of Directors
Mid-Atlantic Investor Services, Inc.:

We have audited the accompanying statement of financial condition of Mid-Atlantic Investor Services, Inc. as of February 22, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition. An audit of a statement of financial condition also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The Company's securities business has been limited to introducing and forwarding securities transactions on a fully disclosed basis to a carrying broker-dealer. The Company's accounting records indicate that it has not held funds or securities for or owed money or securities to customers.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Mid-Atlantic Investor Services, Inc. as of February 22, 2002, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP
KPMG LLP

April 12, 2002

**MID-ATLANTIC INVESTOR SERVICES, INC.**

Statement of Financial Condition

February 22, 2002

| | | |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ | 87,644 |
| Investment securities | | 72,100 |
| Due from Ferris, Baker Watts, Incorporated | | 1,212,883 |
| | $ | 1,372,627 |
| **Stockholder's Equity** | | |
| Common stock, par value $.01per share. Authorized 100,000 shares; issued and outstanding 1,000 shares | $ | 10 |
| Additional paid-in capital | | 59,990 |
| Retained earnings | | 1,312,627 |
| | $ | 1,372,627 |

See accompanying notes to statement of financial condition.

**MID-ATLANTIC INVESTOR SERVICES, INC.**

Notes to Statement of Financial Condition

February 22, 2002

## (1) Description of Business and Summary of Significant Accounting Policies

### *(a) Description of Business*

Mid-Atlantic Investor Services, Inc. (the Company) was incorporated in the State of Maryland on August 14, 1992, and is a wholly owned subsidiary of Ferris, Baker Watts, Incorporated (Ferris). The Company commenced operations on January 1, 1994.

The Company provides administrative and marketing services to independent registered representatives whose customer accounts are carried by Ferris on a fully disclosed basis. The Company is a member of the National Association of Securities Dealers, Inc.

### *(b) Significant Accounting Policies*

Investments in money market funds are classified as cash equivalents.

Investment securities consist of securities which are not readily marketable and are carried at fair values as estimated by management of the Company.

The Company has a tax sharing agreement with Ferris. Pursuant to the agreement, the Company is included in the consolidated Federal income tax return filed by Ferris, and pays or receives an amount approximately equal to the Federal income tax expense or benefit the Company would have recognized had it filed a separate Federal income tax return and was subject to the statutory rates applicable to Ferris.

### *(c) Use of Estimates*

The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statement. Actual results could differ from those estimates.

## (2) Clearing Agreement

The Company has entered into a clearing agreement with Ferris under which the Company may be required to indemnify Ferris for losses resulting from the failure of the Company's customers to meet their obligations or deliver securities.

## (3) Net Capital Requirement

The Company is required to comply with the uniform net capital rule of the Securities and Exchange Commission. This rule prohibits the Company from engaging in any securities transaction should its "aggregate indebtedness" exceed 15 times its "net capital," as those terms are defined in the rule, or should its net capital fall below required amounts ($50,000 at February 22, 2002). The Company may declare dividends or acquire certain non-liquid assets only to the extent that net capital is in excess of such requirements. In computing net capital, items not readily convertible into cash are excluded. Ferris has guaranteed the Company's compliance with the minimum net capital requirement of the uniform net capital rule. At February 22, 2002, the Company's net capital was $85,910 which exceeded its net capital requirement by $35,910.



(Continued)

**(4) Operating Costs**

Certain operating costs of the Company are advanced by Ferris and repaid from commission revenue earned. Additionally, employees of Ferris provide certain management, accounting and administrative services to the Company at no cost to the Company. The Company also pays Ferris for use of office space. The amount paid in 2002 was $3,327.

KPMG

111 South Calvert Street
Baltimore, MD 21202

**Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5**

The Board of Directors
Mid-Atlantic Investor Services, Inc.:

In planning and performing our audit of the financial statements of Mid-Atlantic Investor Services, Inc. (the Company) for the year ended February 22, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at February 22, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors and management of the Company, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

KPMG LLP

April 12, 2002

KPMG

# MID-ATLANTIC INVESTOR SERVICES, INC.

Statement of Financial Condition
(Together with Independent Auditors' Report
on Internal Control
Required by SEC Rule 17a-5)

February 22, 2002